VIA EDGAR

October 9, 2013

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

101 F Street N.E.

Washington, D.C. 20549

Re:

Credit One Financial, Inc.

Form 10-K Fiscal Year Ended December 31, 2012

Filed April 15, 2013

File No.:  000-50320

Dear Mr. Spirgel:

We are in receipt of the Staff’s letters dated September 26 with respect to the above-referenced filing (“Comment Letter”).  We are responding to the Staff’s comments on behalf of Credit One Financial, Inc. (“the “Company”) as set forth below.  Simultaneously with the filing of this letter, the Company is submitting via EDGAR Amendment No. 1 to its Annual Report on Form 10-K for the year ended December 31, 2012 (the “Amendment”) and a Form 8-K to responding to the Staff’s comments.

For ease of reference, we have reproduced the Staff's comments in italicized font below, with our responses following the Staff's comments.

General

1.

Please file on a Form 8-K your material agreements. At a minimum, you should file the exclusive advertising agreement with Macau Lotus Satellite TV Media Limited and, from page 8 and 10 of the Form 10-Q filed on August 14, 2013, the note agreements or form of note agreement whereby your issued loans to Lotus TV.

Response:   We will file all material agreements, including the following, on a Form 8-K:

The Exclusive Advertising Agreement;

A Form of Note Agreement;

Advertising Time Purchase Agreement; and

A Form of Security Purchase Agreement

Trust Agreement will be filed as Exhibit 10.6 with the filing of the Form 10-K Amendment.

2.

Please advertise whether your common stock currently trades in, or is quoted on, any marketplace.

Response:  We have revised our disclosure as below:

The Company’s common stock is currently quoted on the OTCQB Marketplace operated by the OTC Markets Group under the symbol "COFI", which has been traded very thinly and infrequently.

Description of Business, page 4

3.

Please expand this section to discuss your business activities and operations in greater detail. We note that you are engaged in “creating, planning and handling advertising” for your clients.  We also note that you only have two employees. Further please disclosure whether Lotus has repaid any amount due under the notes and, if so, the amount repaid.

Response:    The section of business description has been revised as below:

The Company, through its wholly owned subsidiary CEM International Ltd, operates as an advertising agent dedicated to creating, planning and handling advertising for its clients.  On August 26, 2010, CEM entered into an exclusive agreement with Macau Lotus Satellite TV Media Limited (“Lotus TV”) to provide advertising services for a ten-year period commencing on September 1, 2010.  Because our clients have created and produced their own advertising clips and trailers, or programs, we currently act only as an advertising placement agent for Lotus TV, and there is no advertising creation and planning activities involved at this time. Currently we only have two employees.

In consideration for the exclusive advertising rights granted by Lotus TV, CEM agreed to extend to Lotus TV, interest free, a credit facility consisting of a series of loans totaling $10 million over the course of the agreement.  As of December 31, 2012, CEM has loaned Lotus TV approximately $8.17 million under this agreement, and as of December 31, 2012, Lotus TV had repaid $800,000 due under the notes.

As Lotus TV’s exclusive advertising agent, the Company provides advertising agency services to its clients by providing them with the advertising time slots the Company obtains from Lotus TV.  Advertisers can purchase advertising time slots of Lotus TV directly from the Company.

The Company generates revenues primarily from advertising sales paid by clients for the placement of advertisements on Lotus TV, which does not charge the Company for the advertising time slots allocated to the Company.

Risk Factors, page 5

4.

It appears your entire business is dependent on your relationship with Lotus TV. Please add risk factor disclosure discussing this dependence.

Response:    A dependence risk factor has been added as below to reflect the Staff’s comment.

Our business is mainly dependent on our relationship with Lotus TV, and the loss of this relationship could materially reduce our revenues, liquidity and cash flows.

We entered into an exclusive agreement with Lotus TV on August 26, 2010 to provide advertising services for a ten-year period commencing on September 1, 2010.  Currently our business is mainly dependent on our relationship with Lotus TV.  The loss of this relationship, or Lotus TV’s inability to continue its business, will have a material adverse impact on our business, operating results and financial conditions.

5.

We note your investment in gold bullion. Please revise to disclose any risks associated with this investment.

Response:  The risk factor associated with gold bullion investment has been added as below to reflect the Staff’s comment.

The market price of gold is volatile. A decline in gold price could result in decreased net income or losses and may negatively affect our business results.

We invest in gold bullion. As of December 31, 2012 and 2011, we held gold bullion valued at $4,367,420 and $2,312,683, respectively. The price of gold can fluctuate significantly. The price of gold has been, and will continue to be, affected by numerous factors beyond our control, including interest rates, expectations regarding inflation, speculation, currency values, central bank activities, governmental decisions regarding the disposal of precious metal stockpiles, global and regional demand and production, political and economic conditions and other factors. The gold price may decline in the future.  A substantial or extended decline in gold price would adversely impact our net income and may negatively affect our business results.

Management’s Discussion and Analysis, page 11

Overview, page 11

6.

From page 12, we note as part of the exclusive advertising agreement with Lotus TV you are required to loan a minimum of $10 million USD and you have loaned about $8.17 million USD. It appears that the source of these funds is private placements conducted in the U.S. Please confirm and, if so, revised to disclose that you are conducting private placements to raise funds in the U.S. to loan the funds to Lotus TV per your agreement.

Response:    We have amended the disclosure as below:

E&M also agreed to extend to Lotus TV, interest free, a credit facility consisting of a series of loans totaling a minimum of US$10 million over a period of ten years. The terms of each loan and the increase of the annual fee after the first three years of the agreement will be renegotiated by the parties.  The funds the Company loaned to Lotus TV were from the private placements conducted in reliance upon exemptions from registration provided by Regulation S and/or Section 4(a)(2) promulgated under the Securities Act of 1933, as amended. All investors were not a “U.S. Person” as that term is defined in Regulation S.

As of December 31, 2012, the Company has loaned Lotus TV approximately $8.17 million under this agreement.

Results of Operations, page 12

7.

We note your disclosure on page 12 that you entered into an advertising agreement in exchange for $2,014,825 in gold bullion. Please disclose whether this advertising agreement was with Lotus TV or, if not, the other counter-party.  Please also file this agreement on a Form 8-K with your other material agreements.

Response:   We have revised our disclosure to as below. We will file this agreement as Exhibit 10.4 on a Form 8-K with other material agreements.

In September 2012, the Company entered into an Advertising Time Purchase Agreement through Lotus TV in exchange for gold bullions valued at $2,014,825 at the time.  The terms of the contract provide that the Company will sell 10,000 minutes of advertising time, divided into 30-second time slots for a total of 20,000 advertising slots.  Revenue is recognized as advertisements are aired.  During the year ended December 31, 2012, $149,978 of revenue was recognized related to advertising time slots used. The remaining amount is included in deferred revenue.

Liquidity and Capital Resources, page 12

8.

Please disclose the amount of capital you will require for your business in the next 12 months and your monthly cash burn rate.

Response:    Our disclosure has been revised as below.

Other than the funds the Company may loan to Lotus TV, it is estimated that the Company will require appropriately $450,000 of capital for the next 12 months, or about $37,500 a month.  In our opinion, available funds and revenues generated from our operation may not able to satisfy our capital requirements for the next 12 months, and we may need to raise additional funds to meet our needs and to pursue growth opportunities.  We may raise funds through private placements, either in equity offerings, or interest bearing borrowings. There is no guarantee that we will be able to raise additional funds through offerings or other sources. If we are unable to raise funds, our ability to continue with operations will be materially hindered.

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page 19

9.

We note your investment in gold bullion including the use of “Goldeq” electronic receipts.  Please tell us more about your decision and purpose behind choosing this form of investment to facilitate your exchange of goods and services with Lotus TV. We note you are in the television marketing and advertising business.  Further, the disclosure on page 20 states the gold bullion will be “converted” into Goldeq that will be used to facilitate to the exchange of goods and services for the company’s joint venture to lunch interactive game shows. We note this disclosure does not appear in the MD&A on page 12.  Please revise.  Also please explain the goods and services that you expect to exchange. It appears you sell advertising time on Lotus TV networks and, therefore, it appears you would receive money for selling time.

Response:    The use of “Goldeq” electronic receipt was proposed by Lotus TV.  To date, the Company has neither participated in the exchange of goods and services, nor in the interactive game shows.  We have revised our disclosure in the financial note No. 2 as below. The related part of the MD&A is also revised as below.

Note 2 - Investment in Gold Bullion

The Company invests in gold bullion.  As a precious metal, the investment in gold bullion is stated at its monetary fair value as determined by the Chinese Gold & Silver Exchange Society. Any adjustments to the fair value of the investments are recorded in unrealized gain or loss on the accompanying consolidated statements of operations and comprehensive income (loss).

In September 2012, the Company entered into a Trust Agreement with a law firm as the trustee to hold the Company’s gold bullions.  Upon receipt of the gold bullions, the Trustee issued electronic receipts, each known as a “Goldeq”, which can be used, in lieu of gold, as an intermediary to facilitate the exchange of goods and services conducted on the Company’s proposed media joint venture with Lotus TV, in which a series of interactive game shows will be launched via satellite TV and the Internet for viewers throughout the world to participate, and Lotus TV will provide broadcasting time.  To date, the Company has neither participated in the exchange of goods and services, nor in the interactive game shows.

MD&A

E&M also agreed to extend to Lotus TV, interest free, a credit facility consisting of a series of loans totaling a minimum of US$10 million over a period of ten years. The terms of each loan and the increase of the annual fee after the first three years of the agreement will be renegotiated by the parties.  As of December 31, 2012, the Company has loaned Lotus TV approximately $8.17 million under this agreement, and as of December 31, 2012, $800,000 has been repaid due under the notes.

The funds the Company loaned to Lotus TV were from the private placements conducted in reliance upon exemptions from registration provided by Regulation S and/or Section 4(a)(2) promulgated under the Securities Act of 1933, as amended. All investors were not a “U.S. Person” as that term is defined in Regulation S.

On September 16, 2010, the name of E&M was changed to CEM International Ltd.

As an advertising agent, we operate as an advertising agent dedicated to creating, planning and handling advertising for its clients. Because all of our clients have created and produced their own advertising clips and trailers, or programs, we currently act only as an advertising selling agent for Lotus TV, and there is no advertising creation and planning activities involved at this time. Currently we only have two employees.

As Lotus TV’s exclusive advertising agent, the Company provides advertising agency services to its clients by providing them with the advertising time slots the Company obtains from Lotus TV.  Advertisers can purchase advertising time slots of Lotus TV directly from the Company.

In September 2012, the Company entered into an advertising agreement through Lotus TV in exchange for gold bullions valued at $2,014,825 at the time.  The terms of the contract provide that the Company will sell 10,000 minutes of advertising time divided into 30-second time slots for a total of 20,000 advertising slots.  Revenue is recognized as advertisements are aired. During the year ended December 31, 2012, $149,978 of revenue was recognized related to advertising time slots used. The remaining amount is included in deferred revenue.

The Company invests in gold bullions.  As of December 31, 2012 and 2011, we held gold bullions valued at $4,367,420 and $2,312,683, respectively.  In September 2012, the Company entered into a Trust Agreement with a law firm as the trustee to hold the Company’s gold bullions.  Upon receipt of the gold bullions, the Trustee issued electronic receipts, each known as a “Goldeq”, which can be used, in lieu of gold, as an intermediary to facilitate the exchange of goods and services conducted on the Company’s proposed media joint venture with Lotus TV, in which a series of interactive game shows will be launched via satellite TV and the Internet for viewers throughout the world to participate, and Lotus TV will provide broadcasting time.  The goods and services originally proposed for exchange were household items or services, such as books and audios, cosmetics, shoes and leather bags, computers and office supplies, home repairs or web design, etc. To date, however, the Company has neither participated in the exchange of goods and services, nor in the interactive game shows.

10.

Additional, we note that you entered into a “Trust Agreement” with a law firm as the trustee to hold the company’s gold bullions. Please file this agreement.

Response:    We will file this agreement as Exhibit 10.6 on the Amendment to the 10-K for the year ended December 31, 2012.

Note 10 – Subsequent Events, page 25

11.

Please tell us whether you have received the funds from the private placement you entered into on January 30, 2013.  We note that, as disclosed in your Form 10-Q for the quarter ended June 30, 2013, you have only received $720,000 of $5,490,000 of consideration due.

Response:   As the date of this letter, the Company has only received $720,000 of $5,490,000 of the consideration due.

Item 13.  Certain Relationship and Related Transactions; and Director Independence, page 33

12.

We note you issued 90 million shares in a private placement to a related party of Dicky Cheung.  Please disclose the name of the related party. See Item 404 of Regulation S-K.

Response:  We have added the disclosure to the Form 10-K/A as below:

In May 2011, the Company issued 90 million shares of its common stock as part of the 300 million issued in the private placement to Indonesian Petroleum Engineering Limited, a company controlled by Dicky Cheung, the Company’s president and CEO, in exchange for $2,700,000 in cash.

13.

Please also disclose the name of the director who purchased the gold bullion.

Response:   We have added the disclosure as below:

Dicky Cheung, the Company’s director, President and CEO, purchased gold bullions on behalf of the Company in August 2011. Purchases made under this arrangement totaled approximately HKD $20 Million (USD $2.6 Million). HKD $2,137,915 (USD $275,828) remained payable to the director at December 31, 2012 and is non-interest bearing and due on demand.

The Company intends to continue to comply with Staff comments as above in future filings.

In connection with our response to the Staff’s comments, the Company hereby acknowledges that:

•

The company is responsible for the adequacy and accuracy of the disclosure in its filings;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Thank you for your consideration.  Should any member of the Staff have any questions or additional comments, please do not hesitate to contact the undersigned at + (852) 9081-0682 (wmhu2000@yahoo.com).

Very truly yours,

/s/ William G. Hu

William G. Hu, Esq

Cc:

Charles Eastman, Securities and Exchange Commission

Terry French, Securities and Exchange Commission

Kate Beukenkamp, Securities and Exchange Commission

Dicky Cheung, President, Chief Executive Officer and Chief Financial Officer, Credit One Financial, Inc.